ZARTEX INC.

4760 South Pecos Rd. Suite 103
Las Vegas, NV 89121
Tel.  (775) 391-8588
Email: zartexinc@yandex.com

November 16, 2016

Mr. Matthew Derby
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:      Zartex, Inc.
Registration Statement on Form S-1
Filed October 14, 2016
File No. 333-214122

Dear Mr. Dundas,

Zartex Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated November 10, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on October 14, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

General

1. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and no assets. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: We do not believe that Zartex Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Zartex Inc. can be classified as having “no or nominal operations”. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Zartex Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Zartex Inc. investigated the market demand in the field of software development and software sales. Additionally, we had started to negotiate agreements with potential customers and signed agreement with Ken Fregt Shoping, LLC on November 1, 2016. As a result of this agreement we have generated $2,800 of revenue. Moreover, we spent our funds for assets which help us in our business activity according to our plan of operations. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. Additionally, Zartex Inc. during its lifespan has had continuous operations and such operations were not at any time “nominal.”

The Offering, page 6

2. We note that throughout the registration statement you provide disclosures to reflect completion of 50%, 75%, and 100% of the offering. Please supplement your existing disclosures throughout the registration statement, including the use of proceeds and plan of operation sections, to reflect an assumed completion of 25% of the offering.

Response: We have supplemented our existing disclosures throughout the registration statement, including the use of proceeds and plan of operation sections, to reflect an assumed completion of 25% of the offering.

Description of Business, page 18

3. Please discuss in greater detail how you will develop the software product you plan to market. Specifically, discuss whether you expect the software to be developed internally by your sole officer and employee, outsourced to contractors, or developed by some other means, and discuss who will own the rights to the software technology. Also discuss the significant milestones involved in the software development process and in publicly launching your product.

Response: We have discussed in greater detail how we will develop the software product we plan to market.

4. You state that your target customers include “real stores” involved in clothing distribution, fashion and other garment industry events, and television advertisements. Please include a discussion of the geographic areas where you intend to target these and any other localized marketing efforts.

Response: We have included a discussion of the geographic areas where we intend to target our marketing efforts.

Directors, Executive Officers, Promoters and Control Persons, page 20

5. We note that Mr. Zausaev has worked as a freelance web developer and software developer with entities “around the world” since 2008. Please list the names and principal places of business of the organizations employing Mr. Zausaev’s services during the past five years and briefly describe the nature and scope of his web development and software development activities during this period.

Response: We have listed the names and principal places of business of the organizations employing Mr. Zausaev’s services during the past five years and briefly described the nature and scope of his web development and software development activities during the period.

Exhibits

6. Page one of Exhibit 3.1 was filed in an un-searchable format. Please amend your filing to submit Exhibit 3.1 in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015) and Item 301 of Regulation S-T.

Response: We have amended our filing to submit Exhibit 3.1 in a text searchable format.

7. Please file the subscription agreement you plan to use and your lease agreement as exhibits to your registration statement. Refer to Item 601 of Regulation S-K.

Response: We have filed the subscription agreement we plan to use and our lease agreement as exhibits to our registration statement. Refer to Item 601 of Regulation S-K.

Please direct any further comments or questions you may have to the company at zartexinc@yandex.com

Thank you.

Sincerely,

/s/ Aleksandr Zausaev
Aleksandr Zausaev, President